

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

<u>Via Facsimile (281) 334-9508</u>

Daniel Dror
CEO and Chairman of the Board
Brenham Oil & Gas Corp.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

**Re: Brenham Oil & Gas Corp.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed March 31, 2011
          File No. 333-169507**

Dear Mr. Dror:

    We have reviewed your amendment, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1, Filed March 31, 2011

General

1. We remind you of prior comment 1 from our letter to you, dated October 18, 2010.

2. In future filings, please include page numbers. We also re-issue prior comment 2 from our letter to you dated March 17, 2011. Your marked version does not appear to indicate all changes made in response to our prior comments. The next amendment you provide should precisely indicate the changes from the most recent amendment. You also will expedite the staff's review if you provide us with precisely marked versions of any changed exhibits.

3. Please revise your filing to comply with the issues we identified in prior comment 4 from our letter to you dated January 28, 2011. For example, we note the following:

- You make references to the expiration of the rescission offering on April 25 or 29, 2011, throughout the filing and in Exhibit 20.1.

- "No shareholder is required to accept our Rescission Offer <u>and shareholders who elect to accept the Rescission Offer in whole or in part.</u>" (Emphasis added; note that the sentence appears to be incomplete). Cover Page.

- "The date of this prospectus is April 29, 2011." Cover page.

<u>Executive Summary Compensation Table</u>

4. Please further revise your responsive disclosures to prior comment 8 from our letter to you dated March 17, 2011, insofar as they appear in footnote format notwithstanding the absence of footnotes in the table.

5. Please provide a narrative description of the 2010 stock awards to Sherry McKinzey and S. Scott Gaille. Your disclosures of these awards appear inconsistent with the text which appears as footnotes (1), (2), and (3).

<u>Exhibits</u>

<u>Exhibit 5.1</u>

6. The first portion of clause (i) of the opinion portion of the letter is not clearly written. Please obtain and file a revised opinion which clearly identifies what "shall be deemed free from restriction," etc. It currently appears that the opinion is that the Rescission Offer is the subject of that phrase.

<u>Exhibit 20.1</u>

7. Your letter does not provide a written response to every comment or point we raised during our teleconference of February 1, 2011. Refer to prior comment 1 from our letter to you dated March 17, 2011. In that regard, we re-issue the prior oral comment we conveyed on February 1 relating to Exhibit A, which you now have resubmitted as Exhibit 20.1. It is not appropriate to require the shareholder to affirm that she or he has "read" or "understood" (1) disclosure or (2) the offer. Please revise accordingly.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions relating to these comments.

        Sincerely,

        /s/ H. Roger Schwall

        H. Roger Schwall
        Assistant Director

CC: Richard Rubin
       Facsimile: (212) 658-9867